

March 2, 2011

Mr. Qinan Ji
Chairman and Chief Executive Officer
China Natural Gas, Inc.
19th Floor, Building B, Van Metropolis
35 Tang Yan Road, Hi-Tech Zone
Xi'an, 710065, Shaanxi Province,
People's Republic of China

>   **Re: China Natural Gas, Inc.**
>   **Form 10-K/A for the Fiscal Year Ended December 31, 2009**
>   **Filed October 1, 2010**
>   **File No. 001-34373**

Dear Mr. Ji:

    We have reviewed your response letter dated February 22, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2009

Item 9A. Controls and Procedures, page 64

Management's Report on Internal Control over Financial Reporting (restated), page 65

1. We note your response to comment two of our letter dated February 2, 2011 and continue to believe that further explanation is needed to substantiate the U.S. GAAP knowledge and experience for those individuals primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your

internal control over financial reporting. As part of your response, please address the following:

- Please elaborate on the Chief Financial Officer's continuous on-the-job training on U.S. GAAP from various independent auditors and external financial consultants and on SEC rules and regulations from various legal counsels. In this regard, provide the specific training programs that the Chief Financial Officer participated in including the qualifications of the trainers and/or presenters;

- Please elaborate on the Chief Financial Officer's roles and duties as Chief Financial Officer at Yanglin Soybean, Inc. In this regard, please tell us specifically to what extent as well as the amount of time spent in his preparation of the financial statements to support sufficient knowledge of U.S. GAAP and SEC rules and regulations;

- Please elaborate on the Financial Controller's roles and duties while working for Fujitsu including to what extent as well as the amount of time he spent in his preparation of the financial statements to support sufficient knowledge of U.S. GAAP and SEC rules and regulations; and

- Please note that the Staff does not consider self study as sufficient evidence to support knowledge of U.S. GAAP and SEC rules and regulations.

Alternatively, revise your material weakness disclosures to include that there is a lack of sufficient training and experience with U.S. GAAP and SEC rules and regulations in your amended Form 10-K for the fiscal year ended December 31, 2009.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241, or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855, if you have questions regarding comments on the financial statements and related matters. Please contact Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief